SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                           SECURITIES EXCHANGE ACT OF 1934






[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1996


[  ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

       For  the  transition   period  from              to
                                            -----------     ------------

                         Commission file number 1-11368


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Paragon Trade Brands, Inc.
            180 Technology Parkway
            Norcross, Georgia   30092


                                                                    Page 1 of 19
                                                        Exhibit Index at Page 17

                              I. REPORT

Financial Statements and Schedules as of December 31, 1996 and December 31, 1995, Together With Auditors' Report, Prepared in Accordance With the Financial Reporting Requirements of ERISA.

                     PARAGON RETIREMENT INVESTMENT
                        SAVINGS MANAGEMENT PLAN

                   FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF DECEMBER 31, 1996 AND 1995
                             TOGETHER WITH
                            AUDITORS' REPORT

                        PARAGON RETIREMENT INVESTMENT
                           SAVINGS MANAGEMENT PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1996 AND 1995





                              TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

      Statement of Net Assets Available for Benefits--December 31, 1996

      Statement of Net Assets Available for Benefits--December 31, 1995

      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

      Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1996

      Schedule II: Item 27d--Schedule of Reportable Transactions for the Year
                   Ended December 31, 1996

      Schedule III:Item 27b--Schedule of Loans in Default--December 31,
                   1996

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
The Paragon Retirement Investment
Savings Management Plan:


We have audited the accompanying statements of net assets available for benefits of the PARAGON RETIREMENT INVESTMENT SAVINGS MANAGEMENT PLAN as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Paragon Retirement Investment Savings Management Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and loans in default are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Atlanta, Georgia
April 18, 1997

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996

                                                                              PARTICIPANT-DIRECTED
                             --------------------------------------------------------------------------------------------
                              VANGUARD                          VANGUARD    VANGUARD     VANGUARD   VANGUARD    PARAGON
                             WELLESLEY   VANGUARD                 U.S.    INTERNATIONAL    BOND    INVESTMENT    COMMON
                               INCOME   INDEX 500   VANGUARD     GROWTH      GROWTH       INDEX     CONTRACT     STOCK
                                FUND    PORTFOLIO  WINDSOR II     FUND        FUND         FUND       TRUST       FUND
                             ---------- ---------- ----------- ----------  ------------ ---------- ----------  ----------
ASSETS:
  Investments, at fair value:
   Registered investment
     companies               $1,589,138 $2,392,082 $2,578,130  $2,456,768   $447,328    $489,067   $703,973    $6,584,701
   Participant loans                  0          0          0           0          0           0          0             0
                             ---------- ---------- ----------  ----------   --------    --------   --------    ----------
                              1,589,138  2,392,082  2,578,130   2,456,768    447,328    489,067    703,973     6,584,701
  Employee contributions
     receivable                  25,332     26,889     25,994      26,479      6,337       7,426      7,939        10,989
  Employer contributions
     receivable                       0          0          0           0          0           0          0     2,043,863
  Loan payments receivable        2,552      1,754      2,183       1,649        739         681        440         3,235
                             ---------- ---------- ----------  ----------   --------    --------   --------    ----------
NET ASSETS AVAILABLE FOR
     BENEFITS                $1,617,022 $2,420,725 $2,606,307  $2,484,896   $454,404    $497,174   $712,352    $8,642,788
                             ========== ========== ==========  ==========   ========    ========   ========    ==========

                                LOAN
                                FUND      TOTAL
                             ---------- ----------
ASSETS:
  Investments, at fair value:
   Registered investment
     companies                $      0  $17,241,187
   Participant loans           389,211      389,211
                              --------  -----------
                               389,211   17,630,398
  Employee contributions
     receivable                      0      137,385
  Employer contributions
     receivable                      0    2,043,863
  Loan payments receivable     (13,233)           0
                               --------  ----------
NET ASSETS AVAILABLE FOR
     BENEFITS                 $375,978  $19,811,646
                              ========= ===========


        The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1995

                                                                  PARTICIPANT-DIRECTED
                              --------------------------------------------------------------------------------------------
                               VANGUARD                          VANGUARD    VANGUARD     VANGUARD   VANGUARD    PARAGON
                              WELLESLEY   VANGUARD                 U.S.    INTERNATIONAL    BOND    INVESTMENT    COMMON
                                INCOME   INDEX 500   VANGUARD     GROWTH      GROWTH       INDEX     CONTRACT     STOCK
                                 FUND    PORTFOLIO  WINDSOR II     FUND        FUND         FUND       TRUST       FUND
                              ---------- ---------- ----------- ---------- ------------- ---------- ----------- ----------
ASSETS:
  Investments, at fair value:
   Registered investment
     companies                $1,284,420 $1,189,080  $1,504,909 $1,385,943   $143,295     $411,177   $504,974   $5,257,372
   Participant loans                   0          0           0          0          0            0          0            0
                              ---------- ----------  ---------- ----------   --------     --------   --------   ----------
                               1,284,420  1,189,080   1,504,909  1,385,943    143,295      411,177    504,974    5,257,372
  Employee contributions
     receivable                   33,589     26,544      29,254     28,220      3,370        9,369      9,320        9,653
  Employer contributions
     receivable                        0          0           0          0          0            0          0      772,278
  Loan payments receivable         1,703      1,159       1,450        988        354          554        409        1,635
                              ---------- ----------  ---------- ----------   --------     --------   --------   ----------
          Total assets         1,319,712  1,216,783   1,535,613  1,415,151    147,019      421,100    514,703    6,040,938

LIABILITIES:
  Excess contributions                 0          0           0          0          0            0          0            0
                              ---------- ----------  ---------- ----------   --------     --------   --------   ----------
NET ASSETS
     AVAILABLE FOR BENEFITS   $1,319,712 $1,216,783  $1,535,613 $1,415,151   $147,019     $421,100   $514,703   $6,040,938
                              ========== ==========  ========== ==========   ========     ========   ========   ==========

                                 LOAN
                                 FUND      OTHER     TOTAL
                               --------   -------  ----------
ASSETS:
  Investments, at fair value:
   Registered investment
     companies                 $      0   $      0  $11,681,170
   Participant loans            190,225          0      190,225
                               ---------  --------- ------------
                                190,225          0   11,871,395
  Employee contributions
     receivable                       0          0      149,319
  Employer contributions
     receivable                       0          0      772,278
  Loan payments receivable       (8,252)         0            0
                               ---------  --------- ------------
          Total assets          181,973          0   12,792,992

LIABILITIES:
  Excess contributions                0    (28,504)     (28,504)
                               ---------  --------- ------------
NET ASSETS
     AVAILABLE FOR BENEFITS    $181,973  $ (28,504)  $12,764,488
                               ========= =========== ===========

         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                    PARTICIPANT-DIRECTED
                              ----------------------------------------------------------------------------------------------
                                 VANGUARD                          VANGUARD    VANGUARD     VANGUARD   VANGUARD   PARAGON
                                WELLESLEY   VANGUARD                 U.S.    INTERNATIONAL    BOND    INVESTMENT   COMMON
                                  INCOME   INDEX 500   VANGUARD     GROWTH      GROWTH       INDEX     CONTRACT    STOCK
                                   FUND    PORTFOLIO  WINDSOR II     FUND        FUND         FUND       TRUST      FUND
                              ------------ ---------- ----------- ---------- ------------- ---------- ----------- --------
ASSETS:
ASSETS:NET ASSETS
 AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR            $1,319,712   $1,216,783 $1,535,613  $1,415,151  $147,019     $ 421,100   $514,703    $6,040,938
                              ----------   ---------- ----------  ----------  --------     ----------  --------    ----------
SOURCES:
  Employee contributions         348,018      352,758    361,054     346,482    71,118       108,816    112,252       179,853
  Employer contributions               0            0          0           0         0            0          0      2,565,596
  Rollovers                       38,208      172,093    170,344     158,191    15,725         7,753     93,226        35,307
  Loan payments                   32,441       19,810     25,754      18,919     6,545        11,008      9,995        36,793
  Investment income              127,610       47,122    177,141     179,939    19,282        28,737     37,476             0
  Appreciation (depreciation)
    in fair value of assets        9,828      325,707    268,620     263,821    22,312       (11,922)         0     1,487,840
  Distribution of excess
    contributions                      0            0          0           0         0             0          0             0
  Interfund transfers            137,508      430,387    430,680     368,677   208,723        29,140    299,058       153,546
                              ----------   ---------- ----------  ----------  --------     ----------  --------    ----------
                                 693,613    1,347,877  1,433,593   1,336,029   343,705       173,532    552,007     4,458,935
                              ----------   ---------- ----------  ----------  --------     ----------  --------    ----------
APPLICATIONS:
  Benefit withdrawals             83,882       80,350    141,819     142,171    13,563        22,512    288,822       289,151
  Loan withdrawals                67,066       46,029     69,910      45,208     9,085        16,074     17,563        92,259
  Fees and expenses                  761        1,545        966       1,010       143            76        189        26,769
  Interfund transfers            244,594       16,011    150,204      77,895    13,529        58,796     47,784     1,448,906
                              ----------   ---------- ----------  ----------  --------     ----------  --------    ----------
                                 396,303      143,935    362,899     266,284    36,320        97,458    354,358     1,857,085
                              ----------   ---------- ----------  ----------  --------     ----------  --------    ----------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR        $1,617,022   $2,420,725 $2,606,307  $2,484,896  $454,404     $ 497,174   $712,352    $8,642,788
                              ==========   ========== ==========  ==========  ========     ==========  ========    ==========

                                   LOAN
                                   FUND      OTHER     TOTAL
                                --------- --------  -------
ASSETS:
ASSETS:NET ASSETS
 AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR              $181,973  $(28,504) $12,764,488
                                --------- --------- -----------
SOURCES:
  Employee contributions               0         0    1,880,351
  Employer contributions               0         0    2,565,596
  Rollovers                            0         0      690,847
  Loan payments                 (161,265)        0            0
  Investment income               22,914         0      640,221
  Appreciation (depreciation)
    in fair value of assets            0         0    2,366,206
  Distribution of excess
    contributions                      0    28,504       28,504
  Interfund transfers                  0         0    2,057,719
                                --------- --------- -----------
                                (138,351)   28,504   10,229,444
                                --------- --------- -----------
APPLICATIONS:
  Benefit withdrawals             30,838         0    1,093,108
  Loan withdrawals              (363,194)        0            0
  Fees and expenses                    0         0       31,459
  Interfund transfers                  0         0    2,057,719
                                --------- --------- -----------
                                (332,356)        0    3,182,286
                                --------- --------- -----------
NET ASSETS AVAILABLE FOR
 BENEFITS, END OF YEAR          $375,978  $      0  $19,811,646
                                ========= ========  ===========

         The accompanying notes are an integral part of this statement.

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995



1. PLAN DESCRIPTION

The following description of the Paragon Retirement Investment Savings Management Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established by Paragon Trade Brands, Inc. (the "Company"), under the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"), for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Paragon Profit Sharing Plan ("Profit Sharing Plan") was originally adopted effective the closing date of the initial public offering in January 1993 by Weyerhaeuser Company of the shares of common stock of the Company. The Paragon 401(k) Savings Plan ("401(k) Plan") was originally adopted, effective February 2, 1993, by the Company. Effective October 1, 1993, the Profit Sharing Plan and the 401(k) Plan were merged and restated as the Plan. Effective January 1, 1995, the Plan was renamed the Paragon Retirement Investment Savings Management Plan.

ELIGIBILITY

All regular employees of the Company who have completed one year of service are eligible to participate in the Plan, except for employees covered by a collective bargaining agreement that does not provide for participation in the Plan, employees who are nonresident aliens and earn no U.S.-source income, employees classified as bag stickering, and hourly paid administrative employees. Effective January 1, 1996, former employees of Pope & Talbot, Inc. received credit for years of service with Pope & Talbot, Inc. or any of its subsidiaries.

PLAN  ADMINISTRATION

The Plan is administered by the plan administrative committee (the "Committee"), which is appointed by the board of directors of the Company. The Plan's investments are held under a trust agreement with Vanguard Fiduciary Trust Company ("Vanguard").

CONTRIBUTIONS

Eligible employees can contribute up to 15% of compensation, as defined by the Plan, subject to certain limitations under the IRC. The Company provides a matching contribution equal to 50% of each participant's contribution that does not exceed 6% of compensation. The Company may, at its discretion, make profit-sharing contributions to the Plan in amounts to be determined by the board of directors. Forfeitures are used to reduce future matching and profit sharing contributions. The balance of unutilized forfeitures as of December 31, 1996 and 1995 was $82,642 and $137,205, respectively.

VESTING

Participants are immediately vested in their contributions and the actual earnings thereon. Participants become fully vested in matching and profit sharing contributions when they attain normal retirement age, as defined by the Plan, or after completing five years of service, whichever occurs first. Upon a participant's death or disability, account balances become fully vested.

BENEFITS

Upon termination of service, a participant may elect to receive currently or defer receipt of an amount equal to the value of the vested interest in his or her account, if the vested interest is greater than $3,500. For vested interests not exceeding $3,500, a distribution will be made to the participant within 60 days after the last day of the plan year in which the termination occurs. All benefit payments are made in lump-sum distributions. Special distribution rules apply to benefit payments upon attainment of age 70 1/2 and in-service withdrawals. In these cases, the plan document should be consulted.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, matching and profit sharing contributions, as well as the participant's share of the Plan's income or loss and any related administrative expenses. The trust funds are valued on each business day. Participant accounts are adjusted as of each valuation date to reflect any distributions made and contributions received, including income or loss on trust fund investments. Allocations of earnings, gains and losses are based on the proportion of each participant's account invested in a particular fund to the total of all participant account balances invested in such fund.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in 10% increments in any of the following eight investment options:

          o Vanguard Wellesley Income Fund--seeks current income consistent with reasonable risk by investing in a portfolio of high-quality bonds and stocks. The fund also seeks the potential for moderate growth of capital.

          o Vanguard Index 500 Portfolio--seeks to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.

          o Vanguard Windsor II--seeks to provide long-term capital appreciation and dividend income by investing in common stocks. As a secondary objective, the fund also seeks a reasonable level of current income.

          o Vanguard U.S. Growth Fund--seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential.

          o Vanguard International Growth Fund--seeks long-term capital growth by investing in the common stocks of companies based outside of the United States.

          o Vanguard Bond Index Fund--seeks to match the total return of the Lehman Brothers Aggregate Bond Index.

          o Vanguard Investment Contract Trust--seeks to provide an attractive rate of interest and safety of principal.

          o Paragon Common Stock Fund--invests primarily in Company common stock. Profit sharing and matching contributions are made to this account and may be transferred to the other investment options at the discretion of the participant.

A participant may change his or her investment directions daily.

LOANS TO PARTICIPANTS

A participant may borrow up to the lesser of 50% of his or her vested account balance, excluding profit sharing contributions, or $50,000, reduced by the highest loan amount outstanding during the preceding 12-month period, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months, except for loans used to purchase the participant's primary residence, which can be repaid over a longer period. All loans bear interest at rates set by the Committee, based on the rates charged by commercial lenders for similar loans. As of December 31, 1996, loans totaling $11,808 were in default with respect to interest and principal payments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

INCOME RECOGNITION

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of assets includes both realized and unrealized appreciation (depreciation) and is computed using the average cost method, based on the beginning-of-year market value, or the cost of the security if it is acquired during the year.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held for the Plan at year-end. The value for the Paragon Common Stock Fund is based on the closing share price of the Company's common stock.

Investments in the Paragon Common Stock Fund are assigned units of participation. The unit value of the fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1996 and 1995 were 800,085 and 815,096, respectively. The unit value at December 31, 1996 and 1995 was $8.23 and $6.45, respectively.

ADMINISTRATIVE EXPENSES

Investment advisory fees for portfolio management by Vanguard Group, Inc. are paid directly from fund earnings. Other administrative expenses are paid by the Company.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

OTHER

Excess contributions to active plan participants, as presented in the statement of net assets available for benefits, represent the excess employee contributions, above the IRC limitations, made during 1995 which were returned to those employees.


3.  TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 18, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1996 and 1995.

4.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


5.  SUBSEQUENT EVENT

As of December 31, 1996, Paragon Trade Brands, Inc. common stock was valued at $30. However, the Company's stock closed at $16 on April 18, 1997.


6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the net assets available for benefits as reported on the Plan's Form 5500:

                                                      DECEMBER 31
                                               ------------------------
                                                   1996         1995
                                               ------------ -----------
           Net assets available for
              benefits per the financial
              statements                       $19,811,646  $12,764,488
           Amounts allocated to
              withdrawing participants             (56,643)           0
                                               ------------ -----------
           Net assets available for
              benefits per Form 5500           $19,755,003  $12,764,488
                                               ============ ===========


    The following is a reconciliation of benefits paid to participants according to the financial statements to benefits paid to participants as reported on the Plan's Form 5500 for the year ended December 31, 1996:

           Benefits paid to participants per the
              financial statements                            $1,093,108
              Add amounts allocated to withdrawing
                participants at December 31, 1996                 56,643
                                                              ----------
           Benefits paid to participants per Form 5500        $1,149,751
                                                              ==========


    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

                                                                     SCHEDULE I



                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996





                                              SHARES/                CURRENT
               ISSUER/DESCRIPTION              UNITS      COST        VALUE
    ----------------------------------------- -------- ----------- -----------

 *  VANGUARD--WELLESLEY INCOME FUND            77,481  $ 1,501,381  $1,589,138

 *  VANGUARD--INDEX 500 PORTFOLIO              34,588    1,867,951   2,392,082

 *  VANGUARD--WINDSOR II                      108,188    2,176,885   2,578,130

 *  VANGUARD--U.S. GROWTH FUND                103,486    1,995,936   2,456,768

 *  VANGUARD--INTERNATIONAL GROWTH FUND        27,177      418,192     447,328

 *  VANGUARD--BOND INDEX FUND                  49,702      486,823     489,067

 *  VANGUARD--INVESTMENT CONTRACT TRUST       703,973      703,973     703,973

 *  PARAGON COMMON STOCK FUND                 800,085    4,405,199   6,584,701

    PARTICIPANT LOANS (INTEREST RATES
       FROM 9.25% TO 10.75%)                        0      375,978     375,978
                                                       ----------- -----------
                                                       $13,932,318 $17,617,165
                                                       =========== ===========





                         *Indicates a party-in-interest.

            The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II
                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                  ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                             NUMBER                     NUMBER
         IDENTITY OF                                       OF PURCHASE    PURCHASE     OF SALES      SELLING                  NET
        PARTY INVOLVED         DESCRIPTION OF ASSET       TRANSACTIONS     PRICE     TRANSACTIONS     PRICE         COST      GAIN
    ---------------------      ---------------------     -------------    --------   -------------  ---------      ------    ------
 *  VANGUARD GROUP, INC.        Wellesley Income Fund          74        $  691,193       94       $  397,197   $  377,498  $ 19,699

 *  VANGUARD GROUP, INC.        Vanguard Index 500            109         1,021,230       78          151,147      128,125    23,022
                                Portfolio

 *  VANGUARD GROUP, INC.        Vanguard Windsor II           122         1,167,501       98          363,535      305,237    58,298

 *  VANGUARD GROUP, INC.        Vanguard U.S. Growth Fund      93         1,073,286       80          269,589      207,821    61,768

 *  VANGUARD GROUP, INC.        Investment Contract Trust      71           553,357      62           354,964      354,964         0

 *  PARAGON TRADE BRANDS, INC.  Paragon Common Stock Fund      56         1,743,729      193        1,969,040    1,537,246   431,794



                         *Indicates a party-in-interest.

          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

                          PARAGON RETIREMENT INVESTMENT
                             SAVINGS MANAGEMENT PLAN

                     ITEM 27B--SCHEDULE OF LOANS IN DEFAULT
                                DECEMBER 31, 1996

                                          AMOUNT
                                      RECEIVED DURING    UNPAID
                          ORIGINAL    REPORTING YEAR    BALANCE                                                   AMOUNT OVERDUE
                           AMOUNT     --------------     AT END                                                   --------------
  IDENTITY OF OBLIGATOR   OF LOAN   PRINCIPAL INTEREST  OF YEAR  DETAILED DESCRIPTION OF LOAN                  PRINCIPAL  INTEREST
  ---------------------   -------   ------------------  -------  ----------------------------                  ---------  --------
                                                                   Issued October 11, 1994 through
                                                                   through April 17, 1996; matures
VARIOUS PLAN                                                       April 24, 1998 through May 17, 1999;
 PARTICIPANTS             $12,997    $1,027     $231    $11,808    interest rates 9.25% TO 10.25%               $3,428     $540





          The accompanying notes are an integral part of this schedule.

                                  II. EXHIBITS




            Exhibit                                    Page
            -------                                    ----

23.1  Consent of Accountants                            19

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          PARAGON TRADE BRANDS, INC.
                                          PROFIT SHARING AND SAVINGS PLAN



                                          By:   /s/ Stanley L. Bulger
                                             ------------------------
                                                Stanley L. Bulger
                                                Vice President - Human Resources

June 9, 1997
                                  18